FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 26, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                              SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

         1. Name of company

         SIGNET GROUP plc

         2) Name of shareholder having a major interest

         HBOS plc and some of its subsidiaries

         3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

         AS IN 2 ABOVE

         4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

         PLEASE SEE LETTER BELOW

         5) Number of shares/amount of stock acquired

         N/A

         6) Percentage of issued class

         N/A

         7) Number of shares/amount of stock disposed

         NOT STATED

         8) Percentage of issued class

         N/A

         9) Class of security

         0.5P ORDINARY SHARES

         10) Date of transaction

         NOT STATED

         11) Date company informed

         26 January 2006

         12) Total holding following this notification

         NOT STATED

         13) Total percentage holding of issued class following this notification

         No longer have a notifiable interest

         14) Any additional information

         -

         15) Name of contact and telephone number for queries

         MARK JENKINS

         0870 909 0301

         16) Name and signature of authorised company official responsible for making this notification

         Date of notification ..26 January 2006..

                  LETTER FROM HBOS plc

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in
Ordinary 0.5p shares comprising part of the relevant share capital of Signet Group plc ("the Company").

Pursuant to Section 198 of the Act, we hereby give the Company notice that we no longer have a material interest (for the purposes of
Sections 208 and 209 of the Act) in the ordinay 0.5p shares comprising part of the relevant share capital (as defined in the section
198 of the Act) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 26, 2006